UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang Chief Financial Officer

Date: November 15, 2016

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EXHIBIT INDEX

Exhibit 99.1 – Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2016

SHANGHAI, November 14, 2016 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China, today announced its unaudited financial results for the third quarter of 2016.

Starting from the fourth quarter of 2015, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance, as the majority of the Company’s operations are conducted in RMB, to align the Company’s reporting currency with its underlying operations and to reduce the impact that the increased volatility of the RMB to US$ exchange rate will have on the Company’s reported operating results. This release contains translations of certain RMB amounts into US$ for convenience purposes only1. Prior period numbers have been recast into the new reporting currency.

THIRD QUARTER 2016 FINANCIAL HIGHLIGHTS

•	Net revenues in the third quarter of 2016 were RMB608.5 million (US$91.2 million), a 16.9% increase from the corresponding period in 2015.

(RMB millions, except percentages)	Q3 2015	Q3 2015 Segment %	Q3 2016	Q3 2016 Segment %	YoY Change
Wealth management	373.6	71.7%	474.6	78.0%	27.1%
Asset management	131.3	25.2%	122.5	20.1%	(6.7%)
Internet finance	15.9	3.0%	11.4	1.9%	(28.4%)

Total net revenues	520.7	100.0%	608.5	100.0%	16.9%

•	Income from operations in the third quarter of 2016 was RMB162.5 million (US$24.4 million), a 7.8% decrease from the corresponding period in 2015. Excluding government subsides, operating income in the third quarter of 2016 was RMB119.3 million (US$17.9 million), a 33.8% increase from the corresponding period in 2015.

(RMB millions, except percentages)	Q3 2015	Q3 2015 Segment %	Q3 2016	Q3 2016 Segment %	YoY Change
Wealth management	116.5	66.1%	143.1	88.1%	22.8%
Asset management	99.7	56.5%	62.4	38.4%	(37.4%)
Internet finance	(39.9)	(22.6%)	(43.0)	(26.5%)	7.7%

Total income from operations	176.3	100.0%	162.5	100.0%	(7.8%)

•	Net income attributable to Noah shareholders in the third quarter of 2016 was RMB155.2 million (US$23.3 million), a 2.9% increase from the corresponding period in 2015.

•	Non-GAAP[2] net income attributable to Noah shareholders in the third quarter of 2016 was RMB179.7 million (US$26.9 million), an 8.7% increase from the corresponding period in 2015.

[2]	Noah’s non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

THIRD QUARTER 2016 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China.

•	The total number of registered clients as of September 30, 2016 was 130,491, a 47.2% increase from September 30, 2015.

•	Total number of active clients[3] during the third quarter of 2016 was 4,337, an 8.0% increase from the corresponding period in 2015, and a 12.0% decrease from the second quarter of 2016.

•	The aggregate value of wealth management products distributed by the Company during the third quarter of 2016 was RMB23.9 billion (US$3.6 billion), an 8.3% decrease from the corresponding period in 2015, and a 13.8% decrease from the second quarter of 2016.

Product type	Three months ended September 30,
	2015		2016
	(RMB in billions, except percentages)
Fixed income products	7.6	29.0%	17.0	71.2%
Private equity products	10.3	39.4%	5.4	22.5%
Secondary market equity fund products	4.1	15.6%	1.0	4.3%
Other products	4.2	16.0%	0.5	2.0%

All products	26.1	100.0%	23.9	100.0%

•	The average transaction value per client[4] in the third quarter of 2016 was RMB5.5 million (US$0.8 million), a 15.1% decrease from the corresponding period in 2015, and a 2.1% decrease from the second quarter of 2016.

•	The coverage network included 173 branches and sub-branches covering 71 cities as of September 30, 2016, down from 175 branches and sub-branches covering 68 cities as of June 30, 2016, and up from 130 branches and sub-branches covering 65 cities as of September 30, 2015.

•	The number of relationship managers was 1,095 as of September 30, 2016, up from 1,038 as of September 30, 2015, and little changed from 1,093 as of June 30, 2016.

Asset Management Business

The Company’s asset management business develops and manages financial products denominated in both domestic (RMB) and foreign currencies. These financial products include real estate funds and real estate funds of funds, private equity funds of funds, secondary market equity funds of funds and fixed income funds of funds.

•	The total assets under management as of September 30, 2016 were RMB114.8 billion (US$17.2 billion), a 49.2% increase from September 30, 2015 and a 13.5% increase from June 30, 2016.

[3]	“Active clients” refers to registered clients who purchased wealth management products distributed by Noah during the period specified.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that were purchased by active clients during the period specified.

Product type	As of June 30, 2016		Asset Growth	Asset Expiration/ Redemption	As of September 30, 2016
	(RMB billions, except percentages)
Real estate funds and real estate funds of funds	21.6	21.4%	7.9	4.5	25.0	21.8%
Private equity funds of funds	50.4	49.8%	4.9	0.6	54.7	47.6%
Secondary market equity funds of funds	10.6	10.5%	0.2	0.6	10.3	9.0%
Other fixed income funds of funds	18.5	18.3%	7.5	1.2	24.9	21.6%

All products	101.2	100.0%	20.6	6.9	114.8	100.0%

Internet Finance Business

The Company’s internet finance business provides financial products and services through a proprietary internet finance platform targeting mass affluent individuals in China.

•	The aggregate value of financial products distributed by the Company through its internet finance platform in the third quarter of 2016 was RMB4.8 billion (US$725.8 million), a 114.5% increase from the third quarter of 2015, and a 16.7% decrease from the second quarter of 2016.

•	Total number of clients as of September 30, 2016 was 346,016, up from 157,460 and 324,918 as of September 30, 2015 and June 30, 2016, respectively.

Mr. Kenny Lam, Group President of Noah, commented, “We continue to deliver solid operational results in the context of a structural transition in the domestic economy and uncertain global capital markets. We are very pleased with what we have achieved so far this year. Looking forward, we continue to focus on longer-term value creation for our clients, employees and shareholders. In the last three quarters, we have continued to maintain strong business growth and build on our momentum both domestically in China and globally. With a new license in Jersey Island, a new team in Silicon Valley and continued growth in our Hong Kong office, we now have a strategic global footprint. The capabilities of our asset management business, Gopher Asset Management, were also boosted with the arrival of several industry veterans and the strategic support from Sequoia.”

THIRD QUARTER 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2016 were RMB608.5 million (US$91.2 million), a 16.9% increase from the corresponding period in 2015, primarily due to increases in one-time commissions and recurring service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the third quarter of 2016 were RMB279.3 million (US$41.9 million), a 59.0% increase from the corresponding period in 2015. The increase was primarily due to the change in the product mix.

•	Net revenues from recurring service fees for the third quarter of 2016 were RMB174.8 million (US$26.2 million), an 11.8% increase from the corresponding period in 2015. The increase was mainly due to the cumulative effect of financial products with recurring service fees previously distributed by the Company.

•	Net revenues from performance-based income for the third quarter of 2016 were RMB1.2 million (US$0.2 million), compared to RMB33.9 million in the corresponding period in 2015, mainly due to a decrease in performance-based income from secondary market products compared to the corresponding period in 2015.

•	Net revenues from other service fees for the third quarter of 2016 were RMB19.4 million (US$2.9 million), up from RMB7.7 million in the corresponding period of 2015, reflecting the growth of other businesses within the wealth management segment.

•	Asset Management Business

•	Net revenues from recurring service fees for the third quarter of 2016 were RMB118.6 million (US$17.8 million), a 16.1% increase from the corresponding period in 2015. The increase was primarily due to the increase in assets under management by the Company.

•	Net revenues from performance-based income for the third quarter of 2016 were RMB3.5 million (US$0.5 million), a 86.6% decrease compared with the corresponding period in 2015, mainly due to a decrease in performance-based income from secondary market products compared to the corresponding period in 2015.

•	Internet Finance Business

•	Net revenues for the third quarter of 2016 were RMB11.4 million (US$1.7 million), a 28.4% decrease from the corresponding period in 2015, primarily due to the Company’s internet finance business’ strategic change this year to focus more on standardized wealth management products.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the third quarter of 2016 were RMB446.0 million (US$66.9 million), a 29.5% increase from the corresponding period in 2015. The increase was mainly driven by the decrease in government subsidies received and growth in compensation and benefits, higher depreciation and amortization expenses and increased marketing expenses.

•	Wealth Management Business

Operating costs and expenses for the third quarter of 2016 were RMB331.5 million (US$49.7 million), a 29.0% increase from the corresponding period in 2015.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the third quarter of 2016 were RMB244.8 million (US$36.7 million), a 14.0% increase from the corresponding period in 2015. In the third quarter of 2016, relationship manager compensation decreased modestly by 2.0% from the corresponding period in 2015, in line with the relatively stable number of relationship managers. Other compensation for the third quarter of 2016 increased by 39.3% from the corresponding period in 2015, primarily driven by a year-over-year increase in compensation expenses of back-office employees.

•	Selling expenses for the third quarter of 2016 were RMB70.1 million (US$10.5 million), a 13.6% increase from the corresponding period in 2015, primarily due to an increase in client marketing initiatives.

•	General and administrative expenses for the third quarter of 2016 were RMB26.7 million (US$4.0 million), a 44.4% increase from the corresponding period in 2015, mainly due to an increase in depreciation expenses and consulting fees.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the third quarter of 2016 were RMB24.9 million (US$3.7 million), an increase of 143.8% from the corresponding period in 2015. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB35.0 million (US$5.2 million) in government subsidies for the wealth management business in the third quarter of 2016, compared to RMB48.2 million in the corresponding period of 2015.

•	Asset Management Business

Operating costs and expenses for the third quarter of 2016 were RMB60.1 million (US$9.0 million), a 90.2% increase from the corresponding period in 2015.

•	Compensation and benefits include compensation of investment professionals, fund operation professionals, institutional sales, and other back-office employees. Compensation and benefits for the third quarter of 2016 were RMB38.5 million (US$5.8 million), a 22.2% decrease from the corresponding period in 2015. The decrease was primarily due to a decrease in performance fee compensation related to performance-based income.

•	Selling expenses for the third quarter of 2016 were RMB3.8 million (US$0.6 million), compared with RMB6.6 million in the corresponding period of 2015.

•	General and administrative expenses for the third quarter of 2016 were RMB21.2 million (US$3.2 million), a 146.2% increase from the corresponding period in 2015, primarily due to an increase in depreciation of fixed assets, consulting fees and travelling expenses.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB8.2 million (US$1.2 million) in government subsidies for the asset management business in the third quarter of 2016, compared to RMB39.0 million in the corresponding period in 2015.

•	Internet Finance Business

Operating costs and expenses for the third quarter of 2016 were RMB54.3 million (US$8.1 million), a 2.6% decrease from the corresponding period in 2015. Operating costs and expenses for the third quarter of 2016 primarily consisted of compensation and benefits of RMB35.1 million (US$5.3 million), selling expenses of RMB3.9 million (US$0.6 million), general and administrative expenses of RMB6.9 million (US$1.0 million) and other operating expenses of RMB8.4 million (US$1.3 million).

Operating Margin

Operating margin for the third quarter of 2016 was 26.7% compared to 33.9% for the corresponding period in 2015.

•	Operating margin for the wealth management business for the third quarter of 2016 was 30.1%, compared to 31.2% for the corresponding period in 2015.

•	Operating margin for the asset management business for the third quarter of 2016 was 50.9%, compared to 75.9% for the corresponding period in 2015.

•	Operating loss for internet finance business for the third quarter of 2016 was RMB43.0 million (US$6.4 million) compared to RMB39.9 million for the corresponding period of the prior year.

Income Tax Expenses

Income tax expenses for the third quarter of 2016 were RMB34.0 million (US$5.1 million), a 12.4% decrease from the corresponding period in 2015, primarily as a result of a lower effective tax rate.

Net Income

•	Net Income

•	Net income attributable to Noah shareholders for the third quarter of 2016 was RMB155.2 million (US$23.3 million), a 2.9% increase from the corresponding period in 2015.

•	Net margin for the third quarter of 2016 was 24.3%, compared to 29.2% for the corresponding period in 2015.

•	Net income per basic and diluted ADS for the third quarter of 2016 was RMB2.75 (US$0.41) and RMB2.65 (US$0.40), respectively, compared to RMB2.68 and RMB2.58, respectively, for the corresponding period in 2015.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2016 was RMB179.7 million (US$26.9 million), an 8.7% increase from the corresponding period in 2015.

•	Non-GAAP net margin for the third quarter of 2016 was 28.3%, compared to 32.0% for the corresponding period in 2015.

•	Non-GAAP net income per diluted ADS for the third quarter of 2016 was RMB3.05 (US$0.46), compared to RMB2.82 for the corresponding period in 2015.

Balance Sheet and Cash Flow

As of September 30, 2016, the Company had RMB1,756.9 million (US$263.5 million) in cash and cash equivalents, compared to RMB1,788.5 million as of September 30, 2015 and RMB1,398.9 million as of June 30, 2016.

Cash inflow from the Company’s operating activities during the third quarter of 2016 was RMB92.2 million (US$13.8 million), as a result of positive net income and a decrease in other current liabilities.

Cash inflow from the Company’s investing activities during the third quarter of 2016 was RMB256.1 million (US$38.4 million), primarily due to an increase in proceeds from net sales of held-to-maturity securities.

Cash inflow from the Company’s financing activities for the third quarter of 2016 was RMB8.6 million (US$1.3 million).

2016 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2016 will be in the range of RMB690 million to RMB720 million, an increase of 14.4% to 19.4% compared to the full year 2015. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s third quarter 2016 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time	Monday, November 14, 2016 at 8:00 p.m., U.S. Eastern Time Tuesday, November 15, 2016 at 9:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title	Noah Holdings Limited Third Quarter 2016 Earnings Call
Participant Password	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until November 21, 2016 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10095944.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to Noah shareholders, non-GAAP net income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the third quarter of 2016, Noah distributed over RMB23.9 billion (US$3.6 billion) of wealth management products. As of September 30, 2016, Noah had assets under management of RMB114.8 billion (US$17.2 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both domestic (RMB) and foreign currencies, including real estate funds and real estate funds of funds, private equity funds of funds, secondary market equity funds of funds and fixed income funds of funds through Gopher Asset Management. In addition, in June 2014, the Company launched a proprietary internet finance platform to provide financial products and services to aspiring high net worth individuals in China. Noah delivers customized financial solutions to clients through a network of 1,095 relationship managers across 173 branches and sub-branches in 71 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 130,491 registered clients as of September 30, 2016.

For more information please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

Effective October 1, 2015, the Company changed its reporting currency from U.S. dollars (“US$”) to Chinese Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance, as the majority of the Company’s operations are conducted in RMB, to align the Company’s reporting currency with its underlying operations and to reduce the impact that the increased volatility of the RMB to US$ exchange rate will have on the Company’s reported operating results. Prior to October 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in US$. In this announcement, the unaudited financial results for the quarter ended September 30, 2016 are stated in RMB. The related financial statements prior to October 1, 2015 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter ended September 30, 2016.

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6685 to US$1.00, the effective noon buying rate for September 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2016 and quotations from management in this announcement (including regarding the development of Noah’s strategic global footprint, and Gopher’s asset management business), as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

– FINANCIAL AND OPERATIONAL TABLES FOLLOW –

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In RMB)

(unaudited)

	June 30, 2016	As of September 30, 2016	September 30, 2016
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,398,912,715	1,756,854,969	263,455,795
Restricted cash	1,000,000	1,000,000	149,959
Short-term investments	619,235,058	494,312,947	74,126,557
Accounts receivable, net of allowance for doubtful accounts of nil at June 30, 2016 and September 30, 2016	177,944,949	225,246,430	33,777,676
Loans receivable	135,277,584	119,965,144	17,989,824
Amounts due from related parties	625,554,748	504,291,995	75,623,003
Other current assets	823,292,955	669,257,766	100,361,066

Total current assets	3,781,218,009	3,770,929,251	565,483,880
Long-term investments	300,365,549	322,657,930	48,385,384
Investment in affiliates	479,367,925	458,513,861	68,758,171
Property and equipment, net	214,012,805	219,148,582	32,863,250
Non-current deferred tax assets	43,693,665	43,574,044	6,534,310
Other non-current assets	38,001,361	36,645,231	5,495,273

Total Assets	4,856,659,314	4,851,468,899	727,520,267

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	411,009,653	422,789,431	63,400,979
Income tax payable	54,410,981	29,871,285	4,479,461
Amounts due to related parties	1,060	1,060	159
Deferred revenues	68,069,246	82,739,667	12,407,538
Deferred tax liabilities	1,696,765	1,699,213	254,812
Other current liabilities	756,454,329	544,277,187	81,619,133

Total current liabilities	1,291,642,034	1,081,377,843	162,162,082
Convertible notes	531,672,000	533,480,000	80,000,000
Other non-current liabilities	97,410,830	110,310,153	16,541,974

Total Liabilities	1,920,724,864	1,725,167,996	258,704,056

Equity	2,935,934,450	3,126,300,903	468,816,211

Total Liabilities and Equity	4,856,659,314	4,851,468,899	727,520,267

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

		Three months ended
	September 30,	September 30,	September 30,
	2015	2016	2016	Change
	RMB	RMB	USD
Revenues:
Third-party revenues
One-time commissions[5]	56,763,084	208,917,217	31,328,967	268.1%
Recurring service fees	105,074,484	113,230,422	16,979,894	7.8%
Performance-based income	42,148,542	3,257,890	488,549	(92.3%)
Other service fees	24,359,088	30,903,043	4,634,182	26.9%

Total third-party revenues	228,345,198	356,308,572	53,431,592	56.0%

Related party revenues
One-time commissions[5]	132,757,255	72,276,175	10,838,446	(45.6%)
Recurring service fees	168,210,332	181,689,408	27,245,919	8.0%
Performance-based income	21,387,456	1,466,592	219,928	(93.1%)
Other service fees	—	32,201	4,829	0.0%

Total related party revenues	322,355,043	255,464,376	38,309,121	(20.8%)

Total revenues	550,700,241	611,772,948	91,740,714	11.1%
Less: business taxes and related surcharges	(30,023,085)	(3,313,607)	(496,904)	(89.0%)

Net revenues	520,677,156	608,459,341	91,243,809	16.9%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(135,354,098)	(130,888,784)	(19,627,920)	(3.3%)
Performance fee compensation	(9,743,166)	—	—	(100.0%)
Other Compensations	(151,559,147)	(187,513,854)	(28,119,345)	23.7%

Total compensation and benefits	(296,656,411)	(318,402,638)	(47,747,265)	7.3%
Selling expenses	(75,232,257)	(77,845,036)	(11,673,545)	3.5%
General and administrative expenses	(39,316,255)	(54,879,165)	(8,229,612)	39.6%
Other operating expenses	(20,333,149)	(38,039,746)	(5,704,393)	87.1%
Government subsidies	87,150,120	43,171,770	6,473,985	(50.5%)

Total operating costs and expenses	(344,387,952)	(445,994,815)	(66,880,830)	29.5%

Income from operations	176,289,204	162,464,526	24,362,979	(7.8%)

Other income:
Interest income	10,165,850	11,835,729	1,774,871	16.4%
Interest expenses	(4,452,782)	(4,890,660)	(733,397)	9.8%
Investment income	6,160,886	4,503,068	675,274	(26.9%)
Other income (expense)	(1,860,839)	2,494,937	374,138	(234.1%)

[5]	To realign the Company’s services provided under different business segments, starting from the first quarter of 2016, the Company reclassifies some of the revenues under “other service fees” to “one-time commissions”. Presentation of prior periods has been reclassified to reflect the same criteria.

		Three months ended
	September 30,	September 30,	September 30,
	2015	2016	2016	Change
	RMB	RMB	USD
Total other income	10,013,115	13,943,074	2,090,886	39.2%

Income before taxes and loss from equity in affiliates	186,302,319	176,407,600	26,453,865	(5.3%)
Income tax expense	(38,773,732)	(33,973,826)	(5,094,673)	(12.4%)
Income from equity in affiliates	4,537,438	5,134,220	769,921	13.2%

Net income	152,066,025	147,567,994	22,129,114	(3.0%)
Less: net income( loss) attributable to non-controlling Interests	1,208,613	(7,643,005)	(1,146,136)	(732.4%)

Net income attributable to Noah Shareholders	150,857,412	155,210,999	23,275,249	2.9%

Income per ADS, basic	2.68	2.75	0.41	2.6%
Income per ADS, diluted	2.58	2.65	0.40	2.7%
Margin analysis:
Operating margin	33.9%	26.7%	26.7%
Net margin	29.2%	24.3%	24.3%
Weighted average ADS equivalent: [1]
Basic	56,230,450	56,382,358	56,382,358
Diluted	60,193,378	60,444,632	60,444,632
ADS equivalent outstanding at end of period	56,021,823	56,432,189	56,432,189

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In RMB)

(unaudited)

		Three months ended
	September 30,	September 30,	September 30,	Change
	2015	2016	2016
	RMB	RMB	USD
Net income	152,066,025	147,567,994	22,129,114	(3.0%)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,783,528	(627,030)	(94,029)	(122.5%)
Fair value fluctuation of available for sale Investment (after tax)	1,369,127	10,326,846	1,548,601	654.3%

Comprehensive income	156,218,680	157,267,810	23,583,686	0.7%
Less: Comprehensive income (loss) attributable to non-controlling interests	1,220,454	(7,682,579)	(1,152,070)	(729.5%)

Comprehensive income attributable to Noah Shareholders	154,998,226	164,950,389	24,735,756	6.4%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2015	September 30, 2016	Change
Number of registered clients	88,663	130,491	47.2%
Number of relationship managers	1,038	1,095	5.5%
Number of cities under coverage	65	71	9.2%

	Three months ended
	September 30, 2015	September 30, 2016	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,014	4,337	8.0%
Transaction value:
Fixed income products	7,553	17,027	125.4%
Private equity fund products	10,257	5,390	(47.5%)
Secondary market equity fund products	4,076	1,018	(75.0%)
Other products	4,173	470	(88.7%)

Total transaction value	26,058	23,904	(8.3%)

Average transaction value per client	6.49	5.51	(15.1%)

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended September 30, 2016
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	208,687,264	229,953	—	208,917,217
Recurring service fees	99,738,342	13,492,080	—	113,230,422
Performance-based income	1,145,820	2,112,070	—	3,257,890
Other service fees	19,437,383	—	11,465,660	30,903,043

Total third-party revenues	329,008,809	15,834,103	11,465,660	356,308,572

Related party revenues
One-time commissions	72,150,822	125,353	—	72,276,175
Recurring service fees	76,047,258	105,642,150	—	181,689,408
Performance-based income	56,626	1,409,966	—	1,466,592
Other service fees	32,201	—	—	32,201

Total related party revenues	148,286,907	107,177,469	—	255,464,376

Total revenues	477,295,716	123,011,572	11,465,660	611,772,948
Less: business taxes and related surcharges	(2,691,437)	(514,122)	(108,048)	(3,313,607)

Net revenues	474,604,279	122,497,450	11,357,612	608,459,341

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(128,869,385)	(2,865)	(2,016,534)	(130,888,784)
Other compensation	(115,907,543)	(38,530,153)	(33,076,158)	(187,513,854)

Total compensation and benefits	(244,776,928)	(38,533,018)	(35,092,692)	(318,402,638)
Selling expenses	(70,124,234)	(3,834,303)	(3,886,499)	(77,845,036)
General and administrative expenses	(26,742,443)	(21,190,793)	(6,945,929)	(54,879,165)
Other operating expenses	(24,889,315)	(4,743,474)	(8,406,957)	(38,039,746)
Government subsidies	34,991,770	8,180,000	—	43,171,770

Total operating costs and expenses	(331,541,150)	(60,121,588)	(54,332,077)	(445,994,815)

Income from operations	143,063,129	62,375,862	(42,974,465)	162,464,526

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended September 30, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	56,585,584	177,500	—	56,763,084
Recurring service fees	83,687,581	21,386,903	—	105,074,484
Performance-based income	36,020,649	6,127,893	—	42,148,542
Other service fees	8,157,707	—	16,201,381	24,359,088

Total third-party revenues	184,451,521	27,692,296	16,201,381	228,345,198

Related party revenues
One-time commissions	129,946,983	2,810,272	—	132,757,255
Recurring service fees	82,459,674	85,750,658	—	168,210,332
Performance-based income	—	21,387,456	—	21,387,456

Total related party revenues	212,406,657	109,948,386	—	322,355,043

Total revenues	396,858,178	137,640,682	16,201,381	550,700,241
Less: business taxes and related surcharges	(23,307,579)	(6,373,443)	(342,063)	(30,023,085)

Net revenues	373,550,599	131,267,239	15,859,318	520,677,156

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(131,546,632)	(1,425,329)	(2,382,137)	(135,354,098)
Performance Fee Compensation	—	(9,743,166)	—	(9,743,166)
Other compensation	(83,202,184)	(38,328,776)	(30,028,187)	(151,559,147)

Total compensation and benefits	(214,748,816)	(49,497,271)	(32,410,324)	(296,656,411)

Selling expenses	(61,703,498)	(6,556,330)	(6,972,429)	(75,232,257)
General and administrative expenses	(18,522,118)	(8,606,916)	(12,187,221)	(39,316,255)
Other operating expenses	(10,209,111)	(5,927,349)	(4,196,689)	(20,333,149)
Government subsidies	48,165,002	38,985,118	—	87,150,120

Total operating costs and expenses	(257,018,541)	(31,602,748)	(55,766,663)	(344,387,952)

Income from operations	116,532,058	99,664,491	(39,907,345)	176,289,204

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,
	2015	2016	Change
	RMB	RMB
Net margin	29.2%	24.3%
Adjusted net margin (non-GAAP)*	32.0%	28.3%
Net income attributable to Noah Shareholders	150,857,412	155,210,999	2.9%
Adjustment for share-based compensation related to:
Share options	6,272,232	5,409,717	(13.8%)
Restricted shares	8,247,953	19,081,691	131.4%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	165,377,597	179,702,407	8.7%
Net income attributable to Noah Shareholders per ADS, diluted	2.58	2.65	2.7%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	2.82	3.05	8.2%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.